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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAMES L. FINEFROCK AND ASSOCIATES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5335 FAR HILLS AVENUE, SUITE 318
(No. and Street)

DAYTON   OH   45429
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES L. FINEFROCK   937-438-2820
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSHOT, LAMB & HOBBS, INC.
(Name - if individual, state last, first, middle name)

3066 KETTERING BLVD.   DAYTON   OH   45439
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JAMES L. FINEFROCK_____ , swear (affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__JAMES L. FINEFROCK AND ASSOCIATES CORP._____ , as

of __DECEMBER 31_____ , 20 07_____ , are true and correct. I further swear (affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__NONE_____

_____

_____

_____

Signature

By: James L. Finefrock

__President_____

Title

JOANNA WOLTJA, Notary Public
In and for the State of Ohio
My Commission Expires Mar. 8, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Audit Report of Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Goldshot, Lamb & Hobbs, Inc.

Certified Public Accountants

Business Advisors

<u>Independent Auditor's Report</u>

To the Board of Directors
of James L. Finefrock and Associates Corp.

We have audited the accompanying statement of financial condition of James L. Finefrock and Associates Corp. (an Ohio corporation) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of James L. Finefrock and Associates Corp. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Goldshot, Lamb & Hobbs, Inc.

Dayton, Ohio
February 22, 2008

BEST AVAILABLE COPY

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

YEAR ENDED DECEMBER 31, 2007

Filed Pursuant to Rule 17a-5(e) (3)
as a Public Document.

SEC File Number 8-33242

GOLDSHOT, LAMB & HOBBS, INC.
CERTIFIED PUBLIC ACCOUNTANTS
3066 KETTERING BOULEVARD
DAYTON, OH 45439

JAMES L. FINEFROCK AND ASSOCIATES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

CURRENT ASSETS

Cash	$ 63,264
Prepaid Expenses	4,000
Receivables – Related Party (No allowance)	4,755
Total Current Assets	72,019

OTHER ASSETS

Deposits	106
Deferred Income Taxes	1,781
Total Other Assets	1,887

TOTAL ASSETS	**$ 73,906**

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable – Related Party	$ 1,384

SHAREHOLDER'S EQUITY

Class A Common Shares - No Par Value; Authorized, 100 Shares; Issued and Outstanding, 5 Shares	500
Class B Common Shares - No Par Value; Authorized, 650 Shares; Issued and Outstanding, None	0
Additional Paid-in Capital	122,267
Accumulated Deficit	(50,245)
Total Shareholder's Equity	72,522

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 73,906**

The accompanying notes are an integral part of this financial statement.

JAMES L. FINEFROCK AND ASSOCIATES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Operations

James L. Finefrock and Associates Corp. (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934 engaged primarily in raising funds for investment advisers and investment companies, and selling partnership units in real estate and other limited partnerships.

The Company is exempt from special reserve requirements for brokers and dealers under Rule 15c3-3 of the Securities and Exchange Commission. This exemption is claimed under Rule 15c3-3 Section (k) (2) (i).

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based upon the differences between the financial statement and tax bases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash on hand, cash in checking and savings accounts, and certificates of deposit to be cash equivalents.

2. RELATED PARTIES:

James L. Finefrock owns all of the outstanding shares or is the sole proprietor of the following affiliated businesses:

    James L. Finefrock and Associates, Inc. ("Inc.")
    James L. Finefrock and Associates Co. LPA ("LPA")
    James L. Finefrock, dba Tax Preferred Investment Banking & Development ("Proprietorship")

2. **RELATED PARTIES (continued):**

At December 31, 2007, the Company owed Inc. $1,384 in expense reimbursements and the Company was due $4,755 from Inc. for due diligence services.

3. **SUBORDINATED LIABILITIES:**

The Company has not incurred any liabilities subordinated to general creditors as of December 31, 2007. Therefore, no related reporting requirements to regulatory agencies were necessary.

4. **INCOME TAXES:**

The Company used $17,578 of net operating loss carryforward during 2007; thus, no income tax provision was recorded. Additionally, based on the Company's current and expected pre-tax earnings, management believes that it is more likely than not that the Company will realize the benefits of a portion of its future net operating loss carryforwards. Accordingly, the deferred tax asset decreased by $2,637 and the valuation allowance also decreased by $2,637 resulting in no provision or benefit for income taxes.

Deferred taxes are as follows:

Net operating loss carryforwards of:	
$5,360 expiring in 2009;	
$37,627 expiring in 2010; $4,937 expiring in 2011;	
$4,103 expiring in 2012; $3,669 expiring in 2018;	
$1,700 expires in 2022	$ 8,609
Valuation Allowance	(6,828)
Total	$ 1,781

5. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $61,880, which was $56,880 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0%.



Goldshot, Lamb & Hobbs, Inc.

Certified Public Accountants

Business Advisors

Board of Directors
James L. Finefrock and Associates Corp.

In planning and performing our audit of the financial statements of James L. Finefrock and Associates Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express and opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred.to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures.that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Holtshot, Jumb. Hobbs, ch

Dayton, Ohio
February 22, 2008

JAMES L. FINEFROCK AND ASSOCIATES CORP.
A Broker-Dealer Registered with N.A.S.D., Inc.
5335 FAR HILLS AVENUE, SUITE 318
P.O. BOX 4208
DAYTON, OHIO 45401-4208
PHONE: (937) 438-2820   FAX: (937) 296-0629

February 25, 2008

Securities & Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Request for Confidential Treatment of December 31, 2007 Financial Statements

Dear Sirs:

In compliance with regulations of the Securities Exchange Act of 1934 (the "Act"), we are filing financial statements covering the year ended December 31, 2007. Pursuant to Section 17 C.F.R. 240.17a-5(e)(3) of the Act, which provides for confidential treatment of certain information, we have bound separately the public and confidential parts of the required filings. Accordingly, pursuant to Section 17 C.F.R. 240.17a-5(e)(3) of the Act, we hereby request confidential treatment of the report that is separately bound and designated "confidential". The designated material contains sensitive financial information, the release of which may put James L. Finefrock and Associates Corp. at a competitive disadvantage.

Any questions concerning this request should be direct to James L. Finefrock, President, at 937-438-2820 or the above address.

Sincerely,

JAMES L. FINEFROCK AND ASSOCIATES CORP.

By: James L. Finefrock, President

END